UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 13, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL'S RABIES ANTIBODY COCKTAIL GRANTED FAST TRACK STATUS

LEIDEN, THE NETHERLANDS, 13 NOVEMBER 2007 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL, Swiss Exchange: CRX) today announced that it has been notified by the Food and Drug Administration's (FDA) Department of Health and Human Services that its rabies monoclonal antibody cocktail has been granted a Fast Track designation.

On 3 October 2007 Crucell presented the results of the first clinical evaluation of the rabies cocktail at the XVIII Rabies in the Americas RITA conference in Mexico. This first-in-man phase I study, which was conducted in the US and started in January 2007, indicates that the cocktail is well tolerated, that it provides the expected neutralizing activity and that it can be safely co-administered in combination with a standard rabies vaccine.

Under the FDA Modernization Act of 1997, the Fast Track program was implemented to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening diseases and that demonstrate the potential to address unmet medical needs. The Fast Track designation allows for frequent communications with the FDA and the possibility of submitting portions of the marketing application (a 'BLA') before the complete BLA is submitted.

"We are very pleased to receive the Fast Track designation for our rabies antibody cocktail," said Dr. Jaap Goudsmit, Crucell's Chief Scientific Officer. "Given the unmet medical need in rabies we are committed to moving as fast as possible. This designation along with its allowance of frequent interaction with the FDA and possible priority review mechanisms clearly signal the importance of expanding rabies treatment availability. People deserve to be protected against rabies."

Crucell is developing the rabies antibody cocktail for the post-exposure prophylaxis of rabies. The antibody cocktail is a combination of two human monoclonal antibodies and it is produced with the use of Crucell's MAbstract(R) and PER.C6(R) technologies. Based on market needs, peak sales for Crucell's cocktail are expected to exceed $300 million.

A second phase I study with the aim to assess the safety and efficacy of the antibody cocktail started in India in April 2007. The results of this study will be presented on November 30, 2007 at the Joint International Tropical Medicine Meeting 2007 in Bangkok, Thailand.

Crucell already contracted DSM Biologics, its alliance partner for the PER.C6(R) technology platform, for the process validation and manufacturing of antibody batches for phase III clinical efficacy studies.


ABOUT RABIES

Rabies is a viral disease of mammals most often transmitted through the bite of a rabid animal. The virus infects the central nervous system, causing encephalitis (inflammation of the brain) and ultimately death if medical intervention is not sought promptly after exposure. There is no proven treatment for rabies once symptoms of the disease have appeared. Lethal rabies is prevented by post-exposure prophylaxis (PEP) via the combined administration of a rabies vaccine and RIG following the bite of a rabid animal. Current supply and quality of rabies vaccine is sufficient, but RIG is in short supply and carries certain safety risks.

Rabies is prevalent in Europe, Asia, North and South America as well as Africa. Every year, approximately 10 million people are vaccinated worldwide. With the exception of the US and Europe, most of these people do not receive RIG due to shortages and are therefore not adequately protected. As a result, an estimated 40,000 to 70,000 people die of the disease each year, mainly in Asia.


ABOUT CRUCELL'S RABIES ANTIBODY COCKTAIL PROGRAM

Crucell develops the antibody cocktail using its PER.C6(R) technology, which offers large-scale manufacturing capabilities and production under serum-free culture conditions. Crucell's rabies monoclonal antibody cocktail offers the potential for replacing the traditional serum-derived products that are currently still used for the treatment of rabies. Based on market needs, peak sales for Crucell's cocktail are expected to exceed $300 million.


ABOUT PER.C6(R) TECHNOLOGY

Crucell's PER.C6(R) technology is a cell line developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. Compared to conventional production technologies, the strengths of the PER.C6(R) technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.


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ABOUT MABSTRACT(R) TECHNOLOGY

Crucell's proprietary MAbstract(R) technology can be used to discover drug targets, such as cancer markers or proteins from infectious agents including bacteria and viruses, and identify human antibodies against those drug targets.


ABOUT CRUCELL

Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad pipeline, with several products based on its unique PER.C6(R) production technology in development. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, sanofi aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (the Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com


FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". The Company prepares its financial statements under International Financial Reporting Standards (IFRS) with reconciliation to the generally accepted accounting principles in the United States (US GAAP).


FOR FURTHER INFORMATION PLEASE CONTACT:

MEDIA:                                      INVESTORS/ANALYSTS:
Barbara Mulder                              Oya Yavuz
Director Corporate Communications           Director Investor Relations
Tel: +31-(0)71-519 7346                     Tel. +31-(0)71-519 7064
press@crucell.com                           ir@crucell.com



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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   November 13, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer